82-3116

GREAT QUEST
METALS LTD.

02042952

July 10, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

02 JUL 31 AM 9:43

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 09, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

7/31

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

July 9, 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Re-pricing Of Units To Be Offered Under Short Form Offering

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., (TSX Venture Exchange GQ) announces, further to its news release of June 21, 2002, that it has re-priced the units which it intends to sell by way of a Short form Offering Document, from $0.30 to $0.25 per unit. The exercise price of the warrants has also been re-priced from $0.35 to $0.30. Two share purchase warrants will entitle the holder to purchase one additional common share at a price of $0.30 for a period of one year. The offering, intended to raise $750,000 will be conducted on a commercially reasonable efforts basis and is expected to close not later than September 3, 2002.

The other details of the Offering will remain unchanged and reference is made to Great Quest's news release of June 21, 2002.

The Offering is subject to regulatory approval.

Willis W. Osborne
President

N E W S R E L E A S E